Please direct replies to zip code 20549-0510

February 15, 2005

via U.S. mail and facsimile

Mr. Robert D. Jenkins
Chief Financial Officer
Tasker Capital Corporation
100 Mill Plain Road
Danbury, CT 06811

Re:	Form 8-K Item 4.01 filed February 10, 2005
      File No. 000-32019

Dear Mr. Jenkins:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. We note that your independent accountant, Rothstein, Kass & Company, P.C. is duly registered and in good standing to practice in
New Jersey. However, Rothstein, Kass & Company is not currently licensed in Connecticut where your company is located. Tell us why you selected a New Jersey based accounting firm to audit the financial statements of a Connecticut based company. Tell us if the audit was physically performed in New Jersey or Connecticut.
Also,
confirm to us that the operation and assets of your company are physically located in Connecticut. Please note that it is your responsibility to provide financial statements audited by an auditor who meets the requirements of Rule 2-01(a) of Regulation S-X.
Tell
us how you have met the requirements of Rule 2-01(a) of Regulation
S-
X. Also tell us what consideration you have to Connecticut state laws governing audits of Connecticut companies performed by accountants who are licensed by other states.

2. We read that there were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Please note that this disclosure should be provided for your two most recent fiscal years and the interim period through the date of resignation.
3. When you file an amended Form 8-K to comply with our comments, please obtain and file an Exhibit 16 letter from your former accountant stating whether the accountant agrees with the statements made in your amended Form 8-K. File the amendment under cover of Form 8-KA and include the ITEM 4.01 designation. File the letter from the former accountant as an Exhibit 16.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has
access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing. Please file your supplemental response via EDGAR in response to these comments within 5 business days of the
date of this letter.  Please note that if you require longer than
5
business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 824-5563.

Sincerely,




Patricia Armelin
Staff Accountant
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Tasker Capital Corporation
February 15, 2005
Page 2


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE